

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 8, 2017

Via E-mail
Mr. Mark W. Marinko
Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Rd.
Oakbrook, IL 60523

  Re: Great Lakes Dredge & Dock Corporation
    Form 10-K for the year ended December 31, 2016
    Filed February 28, 2017
    File No. 1-33225

Dear Mr. Marinko:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Notes to the Consolidated Financial Statements

10. Income Taxes, page 76

1. We have read your disclosures which indicate that you had loss carryforwards for federal income tax purposes and that you have not provided a valuation allowance related to these carryforwards. Please provide us with a comprehensive analysis of the positive and negative evidence that you considered to determine that no valuation allowance for the federal loss carryforwards was appropriate. We note you are currently in a cumulative three-year net loss position at the end of fiscal 2016. Further, in future periodic filings please provide a more robust description of the positive and negative evidence you consider when determining whether your deferred tax asset valuation allowance is appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction